Exhibit 99.1

RYB Education, Inc. Announces Divesture of Directly Operated Kindergarten Business and Proposes the Change of Name

BEIJING, March 3, 2022 -- RYB Education, Inc. (“RYB” or the “Company”) (NYSE: RYB) announces that its subsidiaries have entered into termination agreements with certain variable interest entities, a decision made after careful consideration of the regulatory landscape and the Company's development needs. By entering into those termination agreements, RYB will no longer have contractual control over its directly operated kindergarten business (the “Divesture”). The Divesture aims to fully address compliance requirements with regard to relevant laws and regulations (including the Opinions of the State Council on Deepening Reform and Standardized Development of Preschool Education, the Regulations on the Implementation of the Law on the Promotion of Private Education, and the Preschool Education Law (Draft for Comments)). Concurrently, the Company is proposing to change its name from RYB Education Inc. to Gravitas Education Holdings Inc., subject to approval at the next extraordinary general meeting.

This Divestiture improves the Company’s ability to adapt to evolving industry trends, enhance compliance with regulation, expand its range of products and services, and be a strong sector leader. The Company will continue to develop its preschool education business in Singapore and overseas, and its domestic business will undergo a strategic transformation: Leveraging its long experience and deep insight in the early childhood education industry and its strength in curriculum development, teacher training and management process, the Company is well-positioned to provide end-to-end services across brand, content, systems, training, and more, to educational institutions. The divested kindergartens will continue to be operated by the current management team, ensuring consistency and continued delivery of high quality education to students.

This Divesture includes the termination of agreements by and among Beijing RYB Technology Development Co., Ltd. (“our WFOE”), Beijing RYB Children Education Technology Development Co., Ltd. (“our VIE”) and its shareholders. As compensation for the termination of VIE agreements, an aggregate amount of RMB158.5 million will be paid in installments to our WFOE. At the same time, to ensure ongoing stability and sustained provision of quality kindergarten education, our WFOE has entered into service agreements at arm’s length terms, following market prices and conditions, with our VIE. The audit committee of the board of the directors of the Company, with the assistance of a third-party financial advisor, has independently reviewed and approved the Divesture as a related party transaction at arm’s length terms. The Divesture proposal was submitted to the board of directors of the Company, and was officially approved on February 21, 2022.

About RYB Education, Inc.

Founded on the core values of “Care” and “Responsibility,” “Inspire” and “Innovate,” RYB Education, Inc. is a leading early childhood education service provider in China. Since opening its first play-and-learn center in 1998, the Company has grown and flourished with the mission to provide high-quality, individualized and age-appropriate care and education to nurture and inspire each child for his or her betterment in life. During its two decades of operating history, the Company has built “RYB” into a well-recognized education brand and helped bring about many new educational practices in China’s early childhood education industry. RYB’s comprehensive early childhood education solutions meet the needs of children from infancy to 6 years old through structured courses at kindergartens and play-and-learn centers, as well as at-home educational products and services.

For more information, please visit http://ir.rybbaby.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s brand recognition and market reputation; the Company’s growth strategies; trends and competition in China’s early childhood education market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese early childhood education market; Chinese governmental policies relating to the Company’s industry and general economic conditions in China. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

RYB Education, Inc.

Investor Relations

E-mail: ir@rybbaby.com

The Piacente Group, Inc.

Yang Song

Tel: +86 (10) 6508-0677

E-mail: ryb@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: ryb@tpg-ir.com